September 3, 2009

VIA FEDERAL EXPRESS AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Form S-1 Filed June 3, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of  VIASPACE Green Energy, Inc.  (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 21, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
We note your response to comment three from our letter dated June 30, 2009. We also note your additional disclosure relating to the contingencies attached to the second closing under the purchase agreement. In light of the fact that there are still unsatisfied conditions to the issuance of shares being registered on this registration statement, the private placement of shares between the company and selling shareholders has not been completed.  As a result, the filing of this registration statement covering the resale of such shares is premature.  Please withdraw this registration statement.

Response: We have revised the registration statement to reflect a recent amendment to the Securities Purchase Agreement that affects the second closing. Under this amendment, our shares held by Sung Chang are no longer subject to forfeiture even if the second closing does not occur.  In addition, we have removed VIASPACE, Inc., our parent company, as a selling shareholder from this registration statement.

2.
We note your response to comment four from our letter dated June 30, 2009.  Please file the sublicense between IPA China and China Gate Technology Co., Ltd. as an exhibit to your registration statement.

Response: We have filed the sublicense as an exhibit.

3.
We note your response to comment five from our letter dated June 30, 2009.  Please note that we must review Exhibit 5.1 before the registration statement is declared effective and we may have additional comments after our review of that document.

Response:  We will submit Exhibit 5.1 of the Registration Statement as soon as possible.

4.
We note your response to comment six from our letter dated June 30, 2009.  Please note that the requirements of Item 506 of Regulation S-K are applicable whether or not the company is participating in the offering.

Response:  We have submitted a dilution table with this registration statement.

Prospectus Summary, page 5

5.
We note your statement on page seven that you are exploring opportunities in other parts of the world.  To ensure that you provide a balanced discussion, please revise your disclosure to indicate that you only have an exclusive license to grow Giant King Grass in the Guangdong Province in China and North America.

Response:  We have revised the disclosure accordingly.

6.
Please explain the basis for your statements on page eight and page 33 that a power plant using Giant King Grass as fuel “will potentially enter into a 20 year grass supply contract with several additional 10 year options."

Response:

The statement is based on our discussions with Dragon Power, the largest biomass power plant builder and operator in China. We have added disclosures on page 8 and page 33 to clarify this.

Risk Factors, page 9

General

7.	We note your response to comment 12 from our letter dated June 30, 2009. Please include a risk factor addressing your dependence on Hobby Lobby Stores.

Response:  We have included a risk factor addressing our dependence on Hobby Lobby stores.

8.
We note your response to comment 13 from our letter dated June 30, 2009.  We note your revised disclosure, but we also note that several of the risk factors we identified, among others, do not contain management's quantified assessment of the risk, where possible, or discuss any specific past experiences you have had with the events or costs addressed in the risk factor.  See, for example:

•	“Our failure to protect our intellectual property rights may undermine our competitive position ... " on page 14; and

•	"Recent PRC regulations relating to the establishment of offshore special purpose vehicles ...," page 17.

These are just examples. Please revise these risk factors accordingly.

Response:  We have included language regarding management’s quantified assessment of the risk with respect to various risk factors.

"If we do not complete the second closing, we may lose all our assets," page 9

9.	We note your response to comment 10 from our letter dated June 30, 2009. Please also include an analysis of the non-competition provisions contained in the stock purchase agreement.

Response:  We have analyzed the non-competition provisions in the risk factor regarding management.  As our assets are not subject to forfeiture even if the second closing does not occur, we have removed such risk factor.

"We currently have no customers for our grass business," page 12

10.	Please further revise this risk factor to address whether you currently have sufficient land, seedlings and other resources to enter into long-term supply contracts with customers.

Response: We have revised this risk factor accordingly.

Management's Discussion and Analysis ... , page 21

Corporate History, page 21

11.
We note that interest on the cash consideration to be paid at the second closing accrues at six percent for the first six months after the first closing (which occurred on October 21, 2008) and 18% thereafter.  Please revise your management's discussion and analysis to include management's assessment of how the payment of such additional interest will impact your operations, liquidity and capital resources.

Response:  The interest expense and note on the cash consideration to be paid at second closing is due from our parent company, VIASPACE Inc. and not VIASPACE Green Energy Inc (VGE).  The Corporate History section incorrectly said the “Registrant” is to pay $4.8 million; we have changed this to “VIASPACE”.  Thus the interest expense has no impact on VGE’s operations, liquidity and capital resources.  We have also added clarification in Note 8 in the audited and reviewed footnotes included in the registration statement.

12.
We note your response to comment 15 from our letter dated June 30, 2009.  Please revise your disclosure to include a summary of the material terms of the permit you have obtained that enables IPA China to be owned by IPA BVl instead of Sung Hsien Chang. Such disclosure should include the entity that provided the license, the term of the license and any costs associated with maintaining or renewing it.

Response:  We have summarized the permit in the disclosure.

13.
We note your statement that licensor and Chang have covenanted that at least 100 hectares of arable land in the Guangdong province will be available for grass fanning by IPA China within 12 months after the first closing date.  Please clarify whether these 100 hectares are in addition to the 45 hectares currently leased by IPA China.  Please also revise your disclosure to indicate whether you have any contractual rights to enforce this obligation.

Response:  The 45 ha are part of the 100 ha. We have revised the disclosure to reflect that currently approximately 45 hectares of the 100 hectares are leased by IPA China in Guangdong province for a term of 20 years. We expect Chang to complete the leasing of a total of 100 hectares by the deadline. We do not expect to request an assignment of this lease since we intend to own IPA China through 100% ownership of IPA BVI. The Company intends to enforce this obligation.

Plans to Deve1op the Grass Business and Expand into New Markets, page 22

14.
We note your statement that you need to have 1000 to 2000 hectares of land within a 50km radius of a power plant in order to create enough fuel for a 30 MW power plant. We also note your disclosure on page eight that you are working to obtain enough land to have "at least" 1000 to 2000 hectares under cultivation in 2010.  Revise your disclosure to include management's assessment of how the acquisition of such land would impact your operations, liquidity and capital resources.  Please quantify, to the extent possible, the costs associated with acquiring and maintaining such land.  Such disclosure should also include management's assessment of the availability of land in the Guangdong province of China.

Response:  We have revised our disclosure to indicate generally that the price to acquire land is manageable.  The specific price that the company would pay to lease the land and the cost to grow the grass is extremely sensitive to competition.

The company has been able to lease land in Guangdong province in southern China at favorable rates, and it contracts with local farmers to provide the labor for growing the grass also at favorable rates. Management believes that sufficient land to meet our initial objectives in Guangdong province can be acquired and financed within our current capital resources.

Our Company, page 31

Grass Business Division, page 32

15.	We note your response to comment 28 from our letter dated June 30, 2009

•
Please provide us with copies of the U.S. Department of Energy reports you cite on pages seven and 32.  Please confirm that such reports are publicly available and highlight the specific portions that you are relying upon.

•
Please provide the basis for your statement on page seven that more than 20 new power plants fueled entirely by biomass are operating in China and that biomass power plant operators would like to have the plant fueled 50% by agricultural waste and 50% by dedicated energy crops such as Giant King Grass.

•	Please provide the basis for your statement on pages eight and 33 that 1000 to 2000 hectares of grass would fuel a 30 MW electricity generating power plant.

Response:

The two references were previously sent with markings in response to their earlier comment 29. They are being resent supplementally to the Staff. These are public documents.  First title: Biomass Cofiring: A Renewable Alternative for Utilities DOE/GO -- 102000 -- 1055, June 2000. Second title: Biomass Cofiring in Coal-Fired Boilers. DOE/EE – 0288.

The statement on page 7 is based on discussions with Mr.  Liu and Mr. Le Borgne at Dragon Power.  We have we have modified the statement to read   that Dragon Power has said that they  would like to have their power plants fueled 50% by agricultural waste and 50% by a dedicated energy crops such as Giant King Grass.

The statement on pages 8 and 33.  The basis for this statement is given on a detailed analysis which is being provided in a separate package. . The paragraph has been changed to provide a summary of the analysis.

16.
We note your response to comment 30 from our letter dated June 30, 2009.  Please revise your disclosure to clarify how you anticipate generating revenues. We note that you will sell Giant King Grass to customers and that you will also provide seedlings and grass growing expertise to "joint venture partners" where you can "benefit from the recurring revenue stream of grass sales." Please indicate what percentage of your revenues management anticipates will be attributable to each manner of sales.  Please also clarify the manner in which you would obtain revenues from the joint venture arrangements.

Response:  The following information has been added to the disclosure to clarify the use of joint ventures and their revenue stream

VIASPACE Green Energy has two distinct revenue models for Giant King Grass: integrated grass/fuel supply under company control, and  contract support/ licensing with a joint venture partner.

In the integrated grass /fuel supply model the company will own or lease the land and employ the labor and management to grow Giant King Grass that will then be used to supply domestic animal feed and biomass energy markets, or will be exported, likely in pelletized form, to energy markets globally.  The company will manage and control the supply chain from initial land preparation through the FOB source shipment point for the feed or energy market. The company may pursue this model using only its own capital resources, or  the company may elect to use joint ventures with domestic landowners, energy equipment manufacturers, power plant owner/operators and/or capital providers like energy investment funds.  The terms of these joint ventures will be negotiated on a case-by-case basis.

Under a contract/licensing model, the joint venture partner would provide the land, labor and management and be responsible for growing Giant King Grass. VIASPACE Green Energy will provide initial seedlings, crop management services and knowledge transfer for a negotiated price.  In addition, there would be an ongoing fee based on grass production.

VIASPACE Green Energy has leased the land and directly employs the workers where Giant King Grass is being grown today in Guangdong province in southern China. This is under the integrated grass/fuel supply model. The company is also in discussions with potential joint venture partners that have land and the ability to grow the grass in other regions of China and in other countries in Asia, Africa, India and South America.

Management believes that both models will be important contributors to the company's revenue streams. Initial revenues will be 100% from the integrated grass/fuel supply model. Rapid global expansion requires local joint venture partners that have land and labor, but lack the energy crop and the expertise to grow it. The contract/licensing model with joint venture partners will be used for these remote projects. Management believes that approximately half the revenue will be from joint ventures by 2011.

17.
We note that you are seeking long-term supply contracts for Giant King Grass with biofuel producers and power plants as well as contracts for animal feed.  Please indicate whether you currently have sufficient land, seedlings and other resources that would be necessary to supply such customers.

Response:

We have added disclosure that currently IPA China is growing Giant King Grass on 45 hectares of land leased by it for 20 years in Guangdong province in China. This grass can be harvested and sold directly to customers, and it can be used to provide new seedlings for expanded growing.  A single plant can generate 20 to 35 seedlings from its stalk and shoots (tillers) in addition to allowing the harvest and sale of the leaves.  The current 45 hectares can provide the enough seedlings for 900- 1575 hectares, and each year the production capability can increase by a factor of 20 to 35. The company is aggressively pursuing additional land to support long-term supply contracts. The company has sufficient capital to lease additional land.  The Company is also pursuing partnership discussions with parties that have access to land in China and other countries.

Competition, page 34

18.
We note your response to comment 34 from our letter dated June 30, 2009.  Please file your agreement with Hobby Lobby Stores as an exhibit to your registration statement. See Item 101 (c)(vii) of Regulation S-K.

Response:

VGE or its subsidiaries IPA BVI or IPA China do not have a formal agreement with Hobby Lobby Stores.  We receive Purchase Orders from Hobby Lobby Stores for framed-artwork purchase requests, but there is no other formal agreement in place.

Intellectual Properties, page 35

19.
We note your response to comment 36 from our letter dated June 30, 2009. Please further revise your disclosure to indicate the term of this agreement. We note your statement that the agreement does not limit IPA China's ability to grow and market the grass anywhere in the world.  Please indicate whether, to your knowledge, China Gate has entered into similar licenses with other parties with respect to other geographic regions. Please also state, if true, that the agreement does not limit China Gate's ability to enter into exclusive distribution agreements with other parties pertaining to other geographic regions.

Response: To our knowledge, China Gate has not entered into similar licenses.  We have also revised our disclosure to reflect that the agreement does not limit China Gate’s ability to enter into exclusive distribution agreements with other parties pertaining to other geographic regions.

Listing on the Over-the-Counter Bulletin Board, page 52

20.
We note your response to comment 42 from our letter dated June 30, 2009.  Please revise the last sentence of this section to remove the implication that your securities will be "listed" on the Over-the-Counter Bulletin Board.

Response:  We have revised the last sentence accordingly

Financial Statements, page 58

21.
We reiterate comments 43 and 57 from our letter dated June 30, 2009.  It appears that IPA BVl and IPA China are predecessors of VGE pursuant to the guidance in section 405 of Regulation C.  Regulation C states that "the term 'predecessor' means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”  Please include audited financial statements for IPA BVI and IPA China through the date of the acquisition in the document.

Response:   We have included as Exhibits in the Amendment No. 2 of the Form S-1 the audited financial statements for VGE for 2006 and 2007 as well as the reviewed financial statements for the period ended September 30, 2008.  These financial statements were also included as Exhibits to the Form 8-K/A filed by our parent company VIASPACE Inc. on January 7, 2009.

22.
We refer to your response to comment 52 from our letter dated June 30, 2009. Please disclose whether there were any relationships between China Gate (Licensor), Mr. Wang,  IPA China, Mr. Chang or VIASPACE prior to the licensing of the hybrid grass.

Response:

The principal of China Gate is Mr. Maclean Wang.  Mr. Wang is VGE’s Director of Grass Development.  Mr. Sung Hsien Chang is the seller of IPA China.  Mr. Wang and Mr. Chang were business associates prior to the licensing of the hybrid grass, but the business association did not relate to IPA China.  Mr. Wang had no involvement with IPA China, IPA BVI, VGE or VIASPACE prior to the licensing of the hybrid grass.

We have added that discussion to the end of Note 1 in the financial statements as shown underlined below:

License – IPA China has a sublicense to a grow and sell a new fast-growing hybrid grass known as Giant King Grass to be used for production of biofuels and as feed for livestock.  IPA China licensed this right from China Gate Technology Co., Ltd. (Licensor) who obtained the original license from the inventor.    IPA China did not directly pay for the sublicense.  VIASPACE issued shares of its common stock to Licensor upon the acquisition of IPA China by VIASPACE and the Company on October 21, 2008.  The principal of Licensor, Mr. Maclean Wang, is the Director Grass Development of VGE.  Mr. Wang entered into an employment agreement with VGE on October 21, 2008.  Mr. Wang and Mr. Chang were business associates prior to the licensing of the hybrid grass, but the business association did not relate to IPA China.  Mr. Wang had no involvement with IPA China, IPA BVI, VGE or VIASPACE prior to the licensing of the hybrid grass.

23.
We refer to your response to comment 56 from our letter dated June 30, 2009. Please, provide all disclosures required pursuant to paragraph 51 of FAS 141, including the basis for determining the value assigned to the stock issued and the amounts assigned to each asset and liability at the acquisition date.

Response:

We believe the multiple closings in VGE's IPA purchase are payment terms and not part of a step acquisition.  On August 25, 2009, VIASPACE filed a Form 8-K with amended terms for VGE's IPA purchase, extending the closing date to November 21, 2009.  The revised agreement also provides that VIASPACE may transfer VGE shares to SC giving him 100% VGE ownership.  If VGE is “not listed on a trading market by November 21, 2009, then VIASPACE will issue to SC the number of shares of its common stock equivalent to “US $5,600,000".  On August 27, 2009, VIASPACE’s Common Stock “VSPC.OB” closed at $.02 so this would be 280 million shares in that situation.  On June 30, 2009, VIASPACE had 874.6 million shares outstanding, SC owning 215.4 million.  Including SC's 280 million new shares in that situation, SC would then own 495.4 million VIASPACE shares or 42.9% of outstanding shares (874.6 + 280 = 1154.6; 495.4 / 1154.6 = .429).  The revised agreement provides if the "Second Closing fails to occur ... SC shall also receive such number of shares of VIASPACE common stock so that SC shall own a majority of the outstanding shares of VIASPACE common stock as of the date of issuance".  This is currently estimated at 443.8 million shares (215.4 + 443.8 = 659.2; 659.2 x 2 = 1,318.4; 874.6 = 443.8 = 1,318.4).

            SFAS 141 Paragraphs 15-19 govern identifying which entity is the accounting acquirer.  These  Paragraphs indicate these transactions in effect are SC's using VIASPACE and VGE to "recapitalize" IPA BVI and IPA China.  SC has directly and indirectly a majority interest in VGE.  SC is VIASPACE's  largest individual owner, Carl Kukkonen, CEO is the second largest owner at 8.1%, so we believe SC controls VIASPACE.  SC is also VGE's president, so Paragraph 17d points to SC as the acquirer.

            SFAS 141 Paragraph 18 states, "Some business combinations involve more than two entities.  In identifying the acquiring entity in those cases, consideration also shall be given to which com-bining entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceed those of the others". This indicates SC is the acquirer.

            SFAS 141 Paragraph 19 states, "If a new entity is formed to issue equity interest to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available".  As VGE was formed in July 2008, it cannot be the acquirer.

            SFAS 141 Paragraphs B88-96 discuss this issue.  B92, "the Board observed, as it did in developing the 1999 Exposure Draft, that each business combination is unique and, therefore the facts and circumstances relevant to identifying the acquiring entity in one combination may be less relevant in another.  The Board affirmed its conclusion that this Statement should not retain the presumptive approach in Opinion 16 nor provide hierarchal guidance".

            SFAS 141 Paragraph B96 states, "this Statement should explicitly state that in some business combinations, such as those described as 'reverse acquisitions,' the entity that issues the equity interests may not be the acquiring entity for financial reporting purposes".

In addition, the transaction was treated as a recapitalization of IPA China and IPA BVI, therefore, assets and liabilities were recorded at book values.

24.
We refer your response to comment 46 from our letter dated June 30, 2009.  We note that the securities purchase agreement in Exhibit 10.1 identifies VGE as the acquirer of IPA BVl and IPA China. Accordingly the purchase price recorded in the financial statements of VGE should reflect the total consideration given to the seller, including all consideration given by VIASPACE.  Consideration given by VIASPACE should be recommended as a capital contribution in the financial statements of VGE.

Response:

Based on the discussion in Question #23, we do not believe any supposed capital contribution by VIASPACE to VGE, should be recorded in VGE's financial statements.

25.
We refer to your response to comment 59 from our letter dated June 30, 2009.  We note that the, consideration provided to the seller by VIASPACE was $4.8 million cash; $4.6 million in VIAS PACE stock valued at the OTC BB price and VGE stock.  Since the VGE stock was issued in conjunction with the acquisition and prior to the acquisition VGE appears to be a shell subsidiary "with no revenues or operations, it appears that the value of VGE stock should be a nominal amount, analogous to founders shares.  Please revise all disclosures related to the acquisition throughout the filing or advise us of the reasons the 3.5 million shares of VGE were worth $6.4 million immediately prior to the acquisition.

Response:

Based on the discussion above we believe VGE's financials should reflect the capital accounts of IPA BVI and IPA China.  VGE did not record the 6.4 million in question.  It was recorded as minority interest on VIASPACE's financials.

26.	Please revise to provide updated interim financial statements pursuant to Rule 8-08 of Regulation S-X.

Response:

We have updated the interim financial statements in the Amended S-1.

Exhibits

27.	We note that the parties entered into an Amendment to the Purchase Agreement on June 22, 2009. Please include such amendment as an exhibit to your registration statement.

Response:

We have include as an Exhibits the Amendment to the Purchase Agreement entered into on June 22, 2009 as well as the Amendment to the Purchase Agreement entered into on August 21, 2009.

28.
We note that portions of Exhibit 10.7 have been omitted and you indicated that you will seek confidential treatment for such materials.  Please tell us when you intend to submit such confidential treatment request.

Response:   We will file our confidential treatment request as soon as possible following submission of our response to the comments in connection with the August 21, 2009 letter.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan Hong
Ryan Hong, Esq.